2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING REPORTS MORE HIGH GRADE DRILL RESULTS FROM LOMBADOR EXPLORATION

October 11, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce additional drilling results from the Lombador zinc zone at the Neves-Corvo mine.

As was announced on October 5, 2007, the Company’s Board of Directors has approved an expansion program that will accelerate the development of this large, high-grade zinc resource. Recent drill holes from the ongoing resource definition drill program continue to intersect wide zones of high-grade zinc mineralization, confirming the potential of this zone to provide additional resources to the Company’s resource inventory.

A complete summary table showing the results of the 2007 drill holes along with a longitudinal section showing the relative positions of the massive sulphide intercepts with respect to the Lombador deposit is attached to this release and provided on the Company's website at www.lundinmining.com. Recent intercepts are summarized in the table below.

				Est.
				True
	From		Interval	Width
Drillhole	(m)	To (m)	(m)	(m)	Cu %	Pb %	Zn %
NE16	673.2	686.0	12.8	12.0	2.08	0.48	0.08
plus	687.0	694.2	7.2	7.0	0.23	1.75	5.66
NF22A-1	901.0	936.0	35.0	35.0	0.30	0.68	7.65
incl.	907.0	919.0	12.0	12.0	0.28	1.51	13.65
plus	943.8	948.0	4.2	4.2	2.23	0.08	0.20
NF24	902.0	960.0	58.0	58.0	0.36	2.61	8.72
incl.	914.0	947.0	33.0	33.0	0.28	3.84	11.42
plus	964.0	988.1	24.1	24.0	1.17	0.05	0.19
NF24A-1	893.0	938.5	45.5	45.5	0.34	2.49	9.01
incl.	899.0	922.0	23.0	23.0	0.28	4.04	12.70
plus	944.3	962.0	17.7	17.7	2.51	0.55	2.07
NF34*	1,151.8	1,219.0	67.2	67.0	0.31	2.93	8.03
incl.	1,168.0	1,189.0	21.0	21.0	0.29	3.99	11.13
plus	1,243.0	1,259.0	16.0	16.0	3.92	0.10	0.32
incl.	1,251.0	1,255.0	4.0	4.0	8.72	0.15	0.31

* previously released on August 14, 2007

The Lombador zinc zone is a continuous zone of zinc mineralization contained within the much larger Lombador massive sulphide lens. Internal continuity of the zone is proving to be excellent. Both the massive sulphide lens and the zinc zone remain open at depth, and NF34 is the deepest hole drilled into the zone to date.

This zone has so far been intersected by 21 drill holes covering an area which extends at least 620 metres along the dip of the deposit, from 600 metres below surface to 1,000 metres below surface. The lowermost underground development at Neves Corvo is currently 700 metres below surface. The zone extends at least 300 metres along strike.

Lundin Mining Corporation
News Release

In addition to the zinc mineralization, several of the holes drilled into this zone have encountered copper mineralization below the zinc mineralization. Hole NF34 intersected a 16 metre interval grading 3.92% copper in stockwork mineralization beneath the massive sulphide lens. This copper zone remains open for expansion along strike and down dip.

Ongoing drilling will continue to search for the limits of the Lombador zinc zone, and to test for other, undiscovered zones of high grade zinc and copper mineralization within the Lombador sulphide lens.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns five operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. A further mine, the Aljustrel mine in Portugal, is under development and will be brought into production in the fourth quarter 2007. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

Drill core was logged, split and sampled by Company personnel at its facilities on the Neves Corvo mine property in Portugal. Samples were subsequently bagged, sealed and shipped under the custody of Company personnel to the Company's assay laboratory at the nearby minesite where the samples were prepared and analyzed by standard industry-recognized assay methods. The drill program and technical data are under the management of Bob Carmichael who is the Qualified Person pursuant to National Instrument 43-101 and has reviewed and verified the technical information contained in this news release.

For further information, please contact:

Neil O’Brien, Senior Vice President Exploration and Business Development: +xxxxxxxx
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Lundin Mining Corporation
News Release

Lombador Deposit 2007 Drill Results

			Interval	Est. True
Drillhole	From (m)	To (m)	(m)	Width (m)	Cu %	Pb %	Zn %
ND20A	658.0	666.0	8.0	8.0	0.20	0.80	6.81
plus	738.0	752.0	14.0	14.0	0.30	1.76	9.82
ND20A-1	696.0	731.0	35.0	34.0	0.35	3.16	9.44
ND22	798.0	822.2	24.2	23.4	No Significant Values
ND22-1	808.0	812.0	4.0	4.0	0.39	0.17	5.88
plus	828.0	830.4	2.4	2.4	1.60	0.51	2.66
NE16	673.2	686.0	12.8	12.0	2.08	0.48	0.08
plus	687.0	694.2	7.2	7.0	0.23	1.75	5.66
NE18B-1	619.9	626.7	6.8	6.5	0.18	1.04	4.71
NE18C	712.9	719.0	6.1	6.1	5.38	0.44	0.02
plus	731.0	744.4	13.4	13.4	1.20	1.46	6.22
NE18C-1	627.8	633.0	5.2		0.27	2.61	6.09
NE18C-2	626.5	628.4	1.9	1.8	0.17	2.57	6.29
plus	729.5	735.8	6.3	6.2	2.43	2.95	0.08
plus	743.8	763.2	19.4	19.2	0.38	2.07	7.21
NE18C-3	741.3	745.0	3.7	3.5	1.52	1.38	0.07
plus	747.0	777.0	30.0	28.0	0.46	2.51	8.11
incl.	766.0	776.0	10.0	9.3	0.35	4.46	12.90
NF22A	911.0	966.0	55.0	53.0	0.35	2.47	8.51
incl.	922.0	950.0	28.0	27.0	0.29	3.96	11.07
NF22A-1	901.0	936.0	35.0	35.0	0.30	0.68	7.65
incl.	907.0	919.0	12.0	12.0	0.28	1.51	13.65
plus	943.8	948.0	4.2	4.2	2.23	0.08	0.20
NF24	902.0	960.0	58.0	58.0	0.36	2.61	8.72
incl.	914.0	947.0	33.0	33.0	0.28	3.84	11.42
plus	964.0	988.1	24.1	24.0	1.17	0.05	0.19
NF24A-1	893.0	938.5	45.5	45.5	0.34	2.49	9.01
incl.	899.0	922.0	23.0	23.0	0.28	4.04	12.70
plus	944.3	962.0	17.7	17.7	2.51	0.55	2.07
NF34	1,151.8	1,219.0	67.2	67.0	0.31	2.93	8.03
incl.	1,168.0	1,189.0	21.0	21.0	0.29	3.99	11.13
plus	1,243.0	1,259.0	16.0	16.0	3.92	0.10	0.32
incl.	1,251.0	1,255.0	4.0	4.0	8.72	0.15	0.31
NG18	820.8	823.3	2.5	2.5	2.51	0.18	0.04
plus	838.2	841.6	3.4	3.4	0.40	0.49	3.87
plus	846.6	850.0	3.4	3.4	2.60	1.03	3.32
NG18-1	796.5	823.0	26.5	25.0	0.73	0.61	5.67
incl.	814.5	822.0	7.5	7.1	0.79	1.19	7.19
NG20	863.0	895.0	32.0	30.4	0.46	2.44	9.82
plus	917.0	925.0	8.0	7.6	2.57	0.22	0.76
NG22	927.5	944.0	16.5	16.5	0.45	1.24	8.68
NG22A	946.8	950.2	3.4	No Significant Values
NG22B	968.6	996.3	27.7	No Significant Values
NH28				Abandoned
NI18B-1	907.0	920.6	13.6	13.0	1.47	0.55	6.05
NK22A-1	1,076.0	1,121.7	45.7	43.7	0.43	1.51	4.44
NB30				Assays Pending
NK22A-1				Complete Assays Pending
NM16A-1				Assays Pending
NF24B				Assays Pending
NE28				Assays Pending
NI30				In Progress
NF26B				In Progress

Lundin Mining Corporation
News Release